Exhibit (a)(5)(B)

Elevai Labs Inc. Announces Update and Extension of Pending Offer to Exchange

NEWPORT BEACH, Calif., November 4, 2024 (GLOBE NEWSWIRE) — Elevai Labs, Inc. (NASDAQ: ELAB) (“Elevai” or the “Company”), a leader in medical aesthetics, announced today that it is has amended and restated the Offer to Exchange, including extending the expiration date, of its previously announced offer (the “Offer”) to holders of the Company’s outstanding Common Stock (the “Common Stock”), to exchange up to 15,000,000 shares of Common Stock for up to 15,000,000 shares of the Company’s newly issued Series B Preferred Stock (“Series B Preferred Stock”), with each share of Common Stock being exchangeable in for one share of Series B Preferred Stock. The terms and conditions of the Offer are described in the Amended and Restated Offer to Exchange dated November 4, 2024 (“Amended and Restated Offer to Exchange”) and the related Letter of Transmittal, as they may be amended or supplemented from time to time (the Amended and Restated Offer to Exchange, together with the Letter of Transmittal, the “Offer Documents”).The change to the Offer is that the expiration date of the Offer has been extended to one minute after 11:59 p.m. (12:00 midnight) New York City time on Wednesday November 27, 2024 unless further extended. The Offer was previously scheduled to expire at one minute after 11:59 p.m. (12:00 midnight) New York City time on November 4, 2024.

Important Overview of the Exchange Offer and Terms

The Series B Preferred Stock are Restricted and Non-Tradeable:    Any Series B Preferred Stock issued in this Offer will be restricted, meaning there will be no active market for shareholders to sell the Series B Preferred Stock. The Company may extend this lock-up period as needed.

Potential Extension of the Offering:    The Company may need to extend the Offer beyond the current deadline.

Adjustment of Common Stock on a Pro Rata Basis:    If the total amount of Series B Preferred Stock issued exceeds the available allocation, the shares of Common Stock may be adjusted proportionally. For example, if a shareholder of Common Stock holds 100 shares, and the Series B Preferred Stock allocation is oversubscribed, such shareholder may receive fewer than 100 shares of Series B Preferred Stock as part of the Offer. Such shareholder will not receive these lost shares back if such shareholder converts the Series B Preferred Stock back into Common Stock in the future.

Termination of Offering:    The Company could decide to not pursue the Offer in the best interest of the Company and its shareholders.

Absence of Capital Appreciation:    Unlike Common Stock, the Series B Preferred Stock do not provide the right to benefit from any capital appreciation. Shareholders who exchange their Common Stock will forego potential gains if the stock price rises in the future.

Dilution and Future Issuance of Preferred Stock:    The Company has the authority to issue additional series of preferred stock, potentially with preferential rights over the Series B Preferred Stock. This could diminish the value of both Series B Preferred Stock and Common Stock by diluting shareholder value.

No Board Recommendation:    The Board of Directors has not provided a recommendation regarding participation in the Offer. This lack of endorsement may indicate potential uncertainties or a reluctance to promote the Offer directly to shareholders.

This press release is for informational purposes only and shall not constitute an offer to sell or exchange nor the solicitation of an offer to buy the Series B Preferred Stock or any other securities. Any offers of the Series B Preferred Stock will be made only by means of the Amended and Restated Offer to Exchange.

The complete terms and conditions of the Offer are set forth in the Amended and Restated Offer to Exchange that has been filed with the U.S. Securities and Exchange Commission (“SEC”) on Schedule TO. Stockholders of Elevai are strongly encouraged to read the Schedule TO and related exhibits because they contain important information about the Offer. The Schedule TO and related exhibits will be available without charge on the SEC’s website at http://www.sec.gov and will be delivered without charge to all stockholders of Elevai.

About Elevai Labs, Inc.

Elevai Labs Inc. (NASDAQ: ELAB) specializes in medical aesthetics and biopharmaceutical drug development, focusing on innovations for skin aesthetics and treatments tied to obesity and metabolic health. The Company operates a diverse portfolio of three wholly owned subsidiaries across the medical aesthetics and biopharmaceutical sectors, Elevai Skincare Inc., Elevai Biosciences Inc., and Elevai Research Inc. For more information please visit www.elevailabs.com.

Forward-Looking Statements

Statements contained in this press release regarding matters that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Words such as “believes,” “expects,” “plans,” “potential,” “would” and “future” or similar expressions such as “look forward” are intended to identify forward-looking statements. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, activities of regulators and future regulations and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results. Therefore, you should not rely on any of these forward-looking statements. These and other risks are described more fully in Elevai’s filings with the SEC, including the “Risk Factors” section of the Company’s Annual Report on Form 10-K for the year ended December 31, 2023, filed with the SEC on March 29, 2024, and its other documents subsequently filed with or furnished to the SEC. Investors and security holders are urged to read these documents free of charge on the SEC’s web site at www.sec.gov. All forward-looking statements contained in this press release speak only as of the date on which they were made. Except to the extent required by law, the Company undertakes no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

IR Contact:

IR@ElevaiLabs.com